SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                      Perpetual Technologies, Inc.
                            (Name of Issuer)


                 Common Stock, par Value $.001 per share
                     (Title of Class of Securities)


                                  None
                             (CUSIP Number)


                            Seth R. Winterton
                        1442 E. Lower River Road
                             Kamas, UT 84036
                              801-870-9313
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                            February 12, 2010
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                Page 2 of 4
                               SCHEDULE 13D

1    NAME OF REPORTING PERSONS

     Seth R. Winterton

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON              10   SHARED DISPOSITIVE POWER
WITH                     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*

     IN

                                                                Page 3 of 4
                               SCHEDULE 13D


Item 1.   Security and Issuer.

     Common Stock, par value $.001 per share (the "Common Stock") of Perpetual Technologies, Inc. whose principal executive offices are located at Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC (the "Issuer").

Item 2.   Identity and Background.

     (a)  Name:  Seth R. Winterton
     (b)  Residence Address:  1442 E. Lower River Road, Kamas, UT 84036
     (c)  Employment:  State of Utah, Department of Agriculture
     (d)  Criminal Proceedings:  None
     (e)  Civil Proceedings:  None
     (f)  Citizenship:  United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

     Effective February 12, 2010, Mr. Winterton cancelled 9,000,000 of his shares for $500 in connection with the change of control transaction as described in the Form 8-K filed by the Issuer with the Commission on February 12, 2010.

Item 4.   Purpose of Transaction.

     The purpose of the sale of the 9,000,000 shares was to transfer control of the Issuer to current management of the Issuer. Mr. Winterton also resigned as a director and officer of the Issuer effective February 12, 2010.

Item 5.   Interest in Securities of the Issuer.

     (a)  Mr. Winterton beneficially owns no remaining shares of the Issuer.
     (b)  Not applicable
     (c) On February 12, 2010, Mr. Winterton cancelled 9,000,000 shares previously owned by him, which represented all of the Issuer's shares owned by him. The consideration paid by the Issuer for the cancellation of the shares was $500, or approximately $0.00006 per share.
     (d)  Not applicable
     (e) On February 12, 2010, Mr. Winterton ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As partial consideration for the cancellation of his shares, Mr. Winterton received all of the remaining assets of the Issuer immediately prior to the change of control transaction, which consisted of a computer, a cellular telephone, and the end user license for Adobe software.

Item 7.   Material to be Filed as Exhibits.

     None

                                                                Page 4 of 4
                               SCHEDULE 13D

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2010

/s/ Seth R. Winterton
Seth R. Winterton